SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

New Frontier Energy, Inc.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

64439S204

 (CUSIP Number)

Samyak Veera, 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 12, 2010 and February 16, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64439S204

1)	Name of Reporting Persons:

Samyak Veera
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

St. Kitts and Nevis
	(7)	Sole Voting Power

Number of		39,220,381 (See Note 1 and 2 below)
Shares	(8)	Shared Voting Power
Beneficially
Owned
By Each	(9)	Sole Dispositive Power
Reporting
Person With		39,220,381 (See Note 1 and 2 below)
	(10)	Shared Dispositive Power

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

39,220,381 (See Note 1 and 2 below)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

56.24% (based upon 59,615,662 shares of Common Stock outstanding on February 1, 2010 plus 375,000 shares to be issued to Mr. Veera and 8,000,000 shares to be issued to Iris Energy Holdings Limited and 1,750,000 shares underlying the options issued to Mr. Veera.  See Notes 1,  2 and 3 below.)

14)	Type of Reporting Person

IN

(1) Shares beneficially owned directly by Mr. Veera consist of 2,431,500 shares of the Company's $0.001 par value common stock, a two year option to acquire 1,250,000 shares of the Company’s Common Stock at a price of $0.20 per share granted to Mr. Veera on August 17, 2009 that expires on August 17, 2011 and options to acquire 500,000 of common stock at a price of $0.30 per share granted to Mr. Veera on January 12, 2010 that expire on January 11, 2015.  Mr. Veera's beneficial ownership includes the shares owned by Iris Energy Holdings Ltd.

(2) On January 12, 2010, the Company’s Board of Directors approved the issuance to Mr. Veera of 750,000 shares of the Company’s common stock as compensation for Mr. Veera’s services for the period from December 1, 2009 to December 1, 2010. The shares are to be issued in two tranches, with 375,000 in shares of the Company’s common stock to be issued on or about January 12, 2010 (which have been included in the number of common stock beneficially owned above) and 375,000 in shares of the Company’s common stock to be issued on or about June 1, 2010 (which have not been included in the number of common stock beneficially owned above). The shares to be issued to Mr. Veera have been valued at a price of $0.20 per share.  As of the date of this report, the 375,000 shares to be issued on or about January 12, 2010 have not been issued.

(3) On February 16, 2010, Iris Energy Holdings Ltd. purchased 8,000,000 shares of the Issuer’s Common Stock at a price of $0.10 per share. As of the date of this report, the 8,000,000 shares have not been issued.

CUSIP No. 64439S204

1)	Name of Reporting Persons:

Iris Energy Holdings Ltd
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Samoa
	(7)	Sole Voting Power

Number of		35,038,881
Shares	(8)	Shared Voting Power
Beneficially
Owned
By Each	(9)	Sole Dispositive Power
Reporting
Person With		35,038,881
	(10)	Shared Dispositive Power

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

35,038,881

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

50.2% (based upon 59,615,662 shares of Common Stock outstanding on February 1, 2010 plus 375,000 shares to be issued to Mr. Veera and 8,000,000 shares to be issued to Iris Energy Holdings Limited and 1,750,000 shares underlying the options issued to Mr. Veera.  See Notes 1,  2 and 3.)

14)	Type of Reporting Person

CP

Item 1.  Security and Issuer.

This statement on Schedule 13D (“Statement”) relates to the shares of Common Stock, $.001 par value per share (the “Common Stock”), of New Frontier Energy, Inc., a Colorado corporation (the “Issuer”), having its principal executive offices at 1801 Broadway, Suite 920, Denver, Colorado and is being filed by the Reporting Persons identified in Item 2 below.

On January 12, 2010, the Company's Board of Directors approved the issuance to Mr. Veera of 750,000 shares of the Company's common stock as compensation for Mr. Veera's services for the period from December 1, 2009 to December 1, 2010. The shares are to be issued in two tranches, with 375,000 in shares of the Company’s common stock to be issued on or about January 12, 2010 and 375,000 in shares of the Company’s common stock to be issued on or about June 1, 2010. The shares to be issued to Mr. Veera have been valued at a price of $0.20 per share. As of the date of this report, the 375,000 shares to be issued on or about January 12, 2010 have not been issued.

On February 16, 2010, Iris Energy Holdings Ltd. purchased 8,000,000 shares of the Issuer’s Common Stock at a price of $0.10 per share.  As of the date of this report, the 8,000,000 shares have not been issued.

Item 2.    Identity and Background.

(a)   This statement on Schedule 13d is being filed by and on behalf of the following persons: (i) Samyak Veera and (ii) Iris Energy Holdings Limited (“Iris Energy”).

(b) The address of the principal business office of each of the Reporting Persons is as follows:

 (i)  Mr. Veera’s business address is 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore.

 (ii) Iris Energy’s business address is c/o Altius Business Services Pte. Ltd., 07-95A Ubi TechPark, 10 Ubi Crescent, Singapore 408564.

 (c) The principal occupation and principal business of each of the Reporting Persons is as follows:

(i)           Mr. Veera is employed as a Managing Director at Altius Business Services Private Limited, located at 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore. Altius Business Services Private Limited provides business consulting services to a high net worth individuals and family offices. Mr. Veera is a member of the Board of Directors of the Issuer, whose address is set forth above under Item 1. Mr. Veera is also the sole director of Iris Energy and exercises dispositive and voting power with respect to the securities owned by Iris Energy and is deemed to be the beneficial owner of the Issuers securities owned by Iris Energy.

(ii)           Iris Energy’s principal business is an investment holding company.

(d)   During the last five years, none of the Reporting Persons filing this statement have been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons filing this statement has been a party to a civil proceeding of a judicial or  administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Veera is a citizen of St. Kitts and Nevis.  Iris Energy is a Samoa corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

On January 12, 2010, the Company's Board of Directors approved the issuance to Mr. Veera of 750,000 shares of the Company's common stock as compensation for Mr. Veera's services for the period from December 1, 2009 to December 1, 2010. The shares are to be issued in two tranches, with 375,000 in shares of the Company's common stock to be issued on or about January 12, 2010 and 375,000 in shares of the Company's common stock to be issued on or about June 1, 2010. The shares to be issued to Mr. Veera have been valued at a price of $0.20 per share.

Iris Energy used its working capital to purchase 8,000,000 shares of the Issuer’s common stock for $800,000.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the shares from the Issuer for investment purposes only. The Reporting Persons continue to review their investment in the Issuer.

The Board of Directors may in the future consider one or more plans, proposals or transactions, including but not limited to:

(1) various extraordinary transactions, such as a merger, reorganization, including but not limited to a going private transaction, or liquidation;

(2) the purchase, sale or transfer of a material amount of assets of the Company;

(3) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) a change in the present board of directors or management of the Company, including, but not limited to, plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in the Company's corporate structure or business;

(6) the continued failure of the Company’s Common Stock to be quoted on the over the counter bulletin board;

(7) the termination from registration of the Company’s Common Stock;

(8) the suspension of the Company's obligation to file reports under Section 15(d) of the Securities Act of 1933, as amended;

(9) the offer and sale of additional securities of the Company; and

(10) changes in the Company's articles of incorporation and/or bylaws or other actions that could impede the acquisition of control of the Company.

Except as discussed below, as of the date of this report, the Board of Directors has not made any plans or considered any proposals or transactions relating to the foregoing but may do so in the future.  The Board of Directors has no specific time table for consideration of any plans or considered any proposals or transactions relating to the foregoing.

In a press release dated February 1, 2010, the Company disclosed its intention to explore various strategic alternatives.  A copy of the press release was attached as Exhibit 99.2 to a Current Report on Form 8-K filed with the Commission on February 7, 2010 and is incorporated herein by this reference.

The Board of Directors has had informal discussions regarding a “going private” type of transaction to reduce the number of registered shareholders below 300 so that the Company may deregister under the Securities Exchange Act of 1934, as amended and quit reporting. The Board of Directors have discussed the potential cost savings associated with no longer being a public company and believes it would realize significant annual cost savings that it has historically incurred and additional expenses we expect to incur, including fees and expenses for compliance with the Sarbanes-Oxley Act and members of the Board have discussed this potential transaction with certain of its shareholders.

However, while the Board of Directors has no current plans for the Company to conduct a going private type of transaction and reduce the number of registered shareholders below 300, such a transaction is one alternative the Board of Directors may consider at some time in the future.

 Pursuant to the Investor Rights Agreement (as defined below), Iris Energy has conditionally agreed it will not vote in favor of any reverse stock split that would result in certain investors being “cashed out” such that they no longer own any common stock in the Company and receive only cash in lieu of any fractional shares in NFEI.  See the Investor Rights Agreement dated November 11, 2009, attached as Exhibit 10.1 to the Schedule 13D/A filed on November 30, 2009 by the Reporting Persons.

Mr. Veera is a member of the board of directors of the Company and as such, may have involvement in any plans or proposals relating to future financings of the Company, which may include issuances of additional securities by the Company, exchange offers for the Company’s existing outstanding securities or sales or transfer of the Company’s assets as well as candidates that may be appointed as members of the Company’s board of directors or in any of the potential transactions or strategic alternatives discussed in this Item 4.  Any issuance of securities by the Company or an exchange offer of the Company’s existing securities may have a material change on the capitalization of the Company.

As permitted by law, the Reporting Persons may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Company and upon other developments, including but not limited to general economic, stock market conditions and the price of the Company's common stock.

Item 5.   Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover pages above.

(b)  Number of shares as to which such person has:

      (i)  sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover pages above.

     (ii) shared power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover pages above.

     (iii) sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 7 on the attached cover pages above.

     (iv) shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 7 on the attached cover pages above.

(c) For a description of the transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Statement and his affiliated persons, see Item 3 above.

(d)   Not applicable.

(e)   Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Iris Energy has entered into an Investor Rights Agreement dated November 11, 2009  with certain other investors in the Issuer (the “Investor Rights Agreement”).

The Investor Rights Agreement includes, among other things, an agreement on voting on certain directors.  In the event that NFEI holds a meeting of its common shareholders at which members of the board of directors are elected, Iris shall vote 100% of its shares of Common Stock then owned in the same proportion as the vote of all other common shareholders of NFEI with respect to any Disqualified Nominee (as defined in the Investor Rights Agreement). Iris shall have no restrictions or limitations whatsoever upon how it shall vote it shares of Common Stock with respect to any Qualified Nominee (as defined in the Investor Rights Agreement).

With respect to the selection of directors for NFEI, Iris intends to (i) support persons who are knowledgeable about the oil and gas business and/or have other skills or qualifications that would be of value to NFEI and (ii) not support persons whose sole qualification is a relationship with either one or more executives or significant shareholders of NFEI.

The voting agreements set forth in the Investor Rights Agreement expires three years from the date of the agreement.  The foregoing description of the investor Rights Agreement is qualified in its entirety by the Investor Rights Agreement, attached as Exhibit 10.1 to the Schedule 13D/A filed on November 30, 2009 by the Reporting Persons.

Except for the Investor Rights Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Stock Purchase Agreement dated February 16, 2010 between the Company and Iris Energy Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2010	By:	/s/ Samyak Veera
Samyak Veera

IRIS ENERGY HOLDINGS LIMITED

March 19, 2010	By:	/s/ Samyak Veera
Samyak Veera, Director